February 8, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Amit Pande
Mike Volley

Re:	Comment Letters Dated January 28, 2022 and December 22, 2021
Affiliated Managers Group, Inc.
Form 10-K filed February 19, 2021
Form 10-Q filed November 5, 2021
Response dated January 21, 2022
File No. 001-13459

Gentlemen:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in a letter dated January 28, 2021, relating to the Company’s Annual Report on Form 10-K filed on February 19, 2021, Quarterly Report on Form 10-Q filed on November 5, 2021 (“2021 Form 10-Q”), and Response dated January 21, 2022. We have, for convenience, reproduced the comments, followed by our responses. For ease of reference, throughout this response where we identify the location of disclosure in our 2021 Form 10-Q, page number references are to the EDGAR versions of this filing.

September 30, 2021 Form 10-Q

Note 4. Other Investments, page 9

1. Comment: Please refer to comment 11. For interests in private equity funds accounted for using the equity method of accounting, please tell us the guidance in ASC 323 that supports measuring the interest at fair value and using the NAV as a practical expedient. Please tell us how your disclosure and accounting policies are consistent with the guidance in ASC 323-10-35.

U.S. Securities and Exchange Commission
February 8, 2022

Response:

We and our consolidated Affiliates make certain investments, typically as the general partner, in private equity funds managed by our consolidated Affiliates. These funds generally operate in partnership form and are assessed for consolidation. In situations where the investors of these funds have sufficient rights to remove the general partner, or where the investment is not significant, these funds are not consolidated and are accounted for under the equity method in accordance with ASC 970-323-25-6. These funds qualify as investment companies under ASC 946, and, under ASC 323-10-25-7, we are required to retain the specialized accounting applied by an investment company. Because the funds’ investments do not have readily determinable fair values, these funds qualify for the practical expedient to determine the fair value using NAV.

2. Comment: Please refer to comment 11. Please clarify for us how you considered whether investments accounted for under ASC 321-10-35-2 were in the scope of ASC 323. If they were, please tell us how you determined your accounting policies were consistent with the guidance in ASC 323.

Response:

Our investment accounted for under ASC 321-10-35-2 is in a corporation in which we do not have a sufficient level of ownership (or rights disproportionate to our ownership level) to exercise significant influence and, therefore, cannot apply ASC 323. With respect to Comments 1 and 2, in future filings we will enhance our Other Investments note to more clearly describe why these accounting treatments apply.

We have included below the Other Investments note to the Consolidated Financial Statements from our 2021 Form 10-Q, to illustrate how we intend to describe how the accounting treatment under ASC 321-10-35-2 applies and separately present Other investments accounted under different methods, and we have also described the relevance of NAV in accounting for each, with textual changes marked for your convenience. For illustrative purposes, the table below that presents the changes in Other Investments includes activity for the nine months ended September 30, 2021. Future filings will include comparative disclosures.

Additions to Note 4. Other Investments on page 9 of our 2021 Form 10-Q:
4.Other Investments
Other investments consist of investments in funds advised by the Company’s Affiliates that are carried at net asset value (“NAV”) as a practical expedient and other investments without readily determinable fair values. The income or loss related to these investments is recorded in Investment and other income on the Consolidated Statements of Income.
Investments Measured at NAV as a Practical Expedient
The Company’s Affiliates sponsor funds~~investment products~~ in which the Company and its consolidated Affiliates may make general partner and seed capital investments. These funds operate in partnership form and apply the specialized fair value accounting for investment

U.S. Securities and Exchange Commission
February 8, 2022

companies. The Company accounts for its interests in these funds using the equity method of accounting and is required to retain the specialized accounting of the investment companies. Because the funds’ investments do not have readily determinable fair values, the Company uses the NAV of these investments as a practical expedient for their fair values. The following table summarizes the fair value of these investments and any related unfunded commitments:

	December 31, 2020		September 30, 2021
Category of Investment	Fair Value	Unfunded Commitments	Fair Value	Unfunded Commitments
Private equity funds(1)	$235.4	$122.2	$307.0	$114.1
Investments in other strategies(2)	8.0	—	16.6	—
Total(3)	$243.4	$122.2	$323.6	$114.1
__________________________
(1)The Company accounts for the majority of its interests in private equity funds ~~under the equity method of accounting and uses NAV as a practical expedient,~~ one quarter in arrears (adjusted for current period calls and distributions)~~, to determine the fair value~~. These funds primarily invest in a broad range of third-party funds and direct investments. Distributions will be received as the underlying assets are liquidated over the life of the funds, which is generally up to 15 years.
(2)These are multi-disciplinary funds that invest across various asset classes and strategies, including equity, credit, and real estate. Investments are generally redeemable on a daily, monthly, or quarterly basis.
(3)Fair value attributable to the controlling interest was $164.4 million and $217.7 million as of December 31, 2020 and September 30, 2021, respectively.
Investments Without Readily Determinable Fair Values
The Company made an investment in a private corporation where it does not exercise significant influence. Because this investment does not have a readily determinable fair value, the Company has elected to measure this investment at its cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments in the private corporation. The following table summarizes the cost, cumulative unrealized gains~~upward adjustments~~, and carrying amount of investments without readily determinable fair values:

	December 31, 2020	September 30, 2021
Cost	$8.5	$8.5
Cumulative unrealized gains~~upward adjustments~~	5.3	25.0
Carrying amount	$13.8	$33.5
During the three and nine months ended September 30, 2021, the Company recorded an unrealized gain~~upward adjustment~~ of $19.7 million based on an observable price change in the underlying investment.

U.S. Securities and Exchange Commission
February 8, 2022

The following table presents the changes in Other investments:

	Measured at NAV as Practical Expedient	Without Readily Determinable Fair Values	Total
Balance, as of December 31, 2020	$243.4	$13.8	$257.2
Net realized and unrealized gains(1)	68.2	19.7	87.9
Purchases and commitments	44.6	—	44.6
Sales and distributions	(32.6)	—	(32.6)
Balance, as of September 30, 2021	$323.6	$33.5	$357.1
__________________________
(1)Recognized in Investment and other income in the Consolidated Statements of Income

3. Comment: Please refer to comment 12. Please tell us why you believe your disclosure that you consolidate affiliate sponsored investment products if your interests are considered substantial is consistent with the accounting determinations discussed in your response and as disclosed on page 11. Alternatively, revise your disclosure in future filings to clarify your consolidation policies for affiliate sponsored investment products.

Response:

We disclose that we generally do not consolidate our Affiliate sponsored investment products unless our or our consolidated Affiliates’ interests in these products are considered substantial. Our use of the term substantial was intended to be synonymous with the term significant (i.e., greater than 10%) used earlier in our disclosures on page 11 of our 2021 Form 10-Q and in our prior response. In future filings, we will clarify this policy.

We have expanded the sub-section Affiliate Sponsored Investment Products of Note 6. Investments in Affiliates and Affiliate Sponsored Investment Products beginning on page 11 of our 2021 Form 10-Q to illustrate how we intend to clarify this policy, with textual changes marked for your convenience.

The second paragraph of the sub-section Affiliate Sponsored Investment Products of Note 6. Investments in Affiliates and Affiliate Sponsored Investment Products beginning on page 11 of our 2021 Form 10-Q

Third-party investors in Affiliate sponsored investment products are generally entitled to substantially all of the economics of these products, except for the asset- and performance-based fees earned by the Company’s Affiliates or any gains or losses attributable to the Company’s or its Affiliates’ investments in these products. As a result, the Company generally does not consolidate these products ~~unless the Company’s or its consolidated Affiliate’s interest in the product is considered substantial~~. However, for certain products, the Company’s consolidated Affiliates, as the investment manager, have the power to direct the activities of the investment product and have an exposure to the economics of the VIE that is more than insignificant, though generally only for a short period while the product is established and has yet to attract significant other investors. When the ~~Company’s or its consolidated Affiliates’ interests are considered substantial and the~~ products are consolidated, the Company retains the specialized investment company accounting principles of the underlying products, and all of the underlying investments are carried at fair value

U.S. Securities and Exchange Commission
February 8, 2022

in Investments in marketable securities in the Consolidated Balance Sheets, with corresponding changes in the investments’ fair values included in Investment and other income. Purchases and sales of securities are presented within purchases and sales by consolidated Affiliate sponsored investment products in the Consolidated Statements of Cash Flows, respectively, and the third-party investors’ interests are recorded in Redeemable non-controlling interests. When the Company or its consolidated Affiliates no longer control these products, due to a reduction in ownership or other reasons, the products are deconsolidated with only the Company’s or its consolidated Affiliate’s investment in the product reported from the date of deconsolidation.

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If you should have any questions about this letter or require any further information, please call me at (617) 747-3305.

Sincerely,

/s/ Thomas M. Wojcik

Thomas M. Wojcik
Chief Financial Officer (Principal Financial and Principal Accounting Officer)

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
John M. Oliver, PricewaterhouseCoopers LLP